UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number : 001-12991
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BancorpSouth, Inc. 401(k) Profit-Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Memphis, Tennessee
July 10, 2009

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$137,380,614	$150,691,526
Mutual funds	53,721,117	62,910,077
Common/collective trust fund	33,875,878	13,104,411

	224,977,609	226,706,014

Contributions receivable:
Employer — salary deferral match	282,167	249,454
Employer — profit-sharing	973,098	625,653
Employee — salary deferral	57	332,764

Participant loans	468,449	488,443
Accrued interest and dividends receivable	1,293,662	1,445,134
Cash	304,428	6,705

Net assets reflecting all investments at fair value	228,299,470	229,854,167

Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive investment contracts	(136,012)	(64,929)

Net assets available for plan benefits	$228,163,458	$229,789,238

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Net depreciation in investments	$(20,530,068)	$(21,534,245)
Interest and dividends	7,983,137	10,323,894

	(12,546,931)	(11,210,351)
Interest income from participant loans	35,416	34,627

Total investment loss	(12,511,515)	(11,175,724)

Contributions:
Employer — salary deferral match	8,111,449	7,217,684
Employer — profit-sharing	973,098	625,653
Employee — salary deferral	14,984,016	11,703,050

Total contributions	24,068,563	19,546,387

Benefits paid to participants	(13,182,828)	(13,589,430)

Net decrease	(1,625,780)	(5,218,767)

Net assets available for plan benefits:
Beginning of year	229,789,238	235,008,005

End of year	$228,163,458	$229,789,238

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan, formerly known as the BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
(a)	General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution retirement plan with two components—an employee stock ownership component and a profit sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and have attained the age of 21 are eligible to participate in the employer profit sharing contributions. Eligibility for the profit-sharing contribution is further limited to employees who are not eligible to participate in the Company’s defined benefit retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 25% of their pretax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($15,500 in 2008). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. Beginning in 2006, the Company began making a profit-sharing contribution equaling 2% of each eligible employee’s compensation. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and stay bonuses.

Prior to January 1, 2007, the matching Company contribution was invested in common stock of the Company (nonparticipant-directed), while participant and profit-sharing contributions could be invested in common stock of the Company or in any of the other investment options available under the Plan. The Plan provided that after age 55 and ten years of service, a participant could, with some limitations, redirect the nonparticipant-directed investments in Company common stock to any of the other investment options. Effective January 1, 2007, all participants may redirect the investment of funds invested in Company common stock and the prospective matching Company contribution into any of the other investment options.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2008 were as follows: Aberdeen Small Cap Fund A; American Funds Europacific Growth Fund R4; American Funds Income Fund of America R4; DWS Dreman Small Cap Value Fund — A; Eagle Mid Cap Stock Fund; Federated Capital Preservation Fund; Federated Kaufmann Fund Class A; Federated Total Return Bond Fund IS; Fidelity Advisor Short Fixed Income — A; Goldman Sachs Structured US Equity A; Mutual Global Discovery Fund A; Nationwide Investor Destination Moderate Conservative A; Oppenheimer Global Fund A; Royce Value Plus Service; T. Rowe Price

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Growth Stock Fund — Adv.; T. Rowe Price Retirement Income Fund — Adv.; T. Rowe Price Retirement 2010 Adv.; T. Rowe Price Retirement 2020 Adv.; T. Rowe Price Retirement 2030 Adv.; T. Rowe Price Retirement 2040 Adv.; T. Rowe Price Retirement 2050 Adv.; Vanguard Mid Cap Index Fund Signal; Vanguard Selected Value Fund Inv; and Van Kampen Growth & Income Fund A. The investment options also include common stock of the Company.

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit sharing contributions contributed by the Company are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Participant Loans

Participants may borrow from their employee deferral and employer contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2008, interest rates on outstanding participant loans ranged from 4.50% to 9.25%.

(g)	Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit-sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses

Administrative expenses of the Plan that are not paid by the investment managers, are paid directly by the Company, which is the Plan sponsor.

(k)	Forfeited Accounts

At December 31, 2008, forfeited non-vested accounts totaled $37,366. These accounts will be used to reduce future employer contributions.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). This standard requires the Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly-held or indirectly-held fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

The interest in the common/collective trust fund is presented at fair value on the Statements of Net Assets Available for Plan Benefits. The interest in the common/collective trust fund is also stated at contract value because its underlying investments consist of guaranteed investment contracts that are fully benefit-responsive, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(c)	Participant Loans

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest, which approximates fair value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”) pursuant to a favorable determination letter, dated February 20, 2008, from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(g)	Recent Accounting Pronouncements

The Plan adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

The Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of SFAS 157 did not have a material impact on the Plan’s net assets available for plan benefits.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2008	2007
Common stock of BancorpSouth, Inc.	$137,380,614	$150,691,526
Federated Capital Preservation Fund, at contract value	33,739,866	13,039,482
Federated Total Return Bond Fund IS	12,489,127	10,424,710
The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2008 and 2007, respectively, as follows:

	2008	2007
Net (depreciation) appreciation in investments
Mutual funds and common/collective trust fund	$(22,296,589)	(724,362)
Common stock of BancorpSouth, Inc.	1,766,521	(20,809,883)

Net depreciation in investments	$(20,530,068)	(21,534,245)

Dividend income earned from the investment in Company common stock, a party-in-interest and a related party was $5,360,119 and $5,352,295 for the years ended December 31, 2008 and 2007, respectively.

(4)	Fair Value Measurements

The following table sets forth by level, within the SFAS 157 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$53,721,117	$—	$—	$53,721,117

Company common stock	137,380,614	—	—	137,380,614

Common/collective trust fund	—	33,875,878	—	33,875,878

Total investments at fair value	$191,101,731	$33,875,878	$—	$224,977,609

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs.

See Note 2(b), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits in accordance with the financial statements to the Form 5500 filed for 2007 and the Form 5500 expected to be filed for 2008:

	December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$228,163,458	$229,789,238
Amounts allocated to withdrawing participants	(50,526)	—

Net assets available for plan benefits per Form 5500	$228,112,932	$229,789,238

The following is a reconciliation of benefits paid to participants in accordance with the financial statements to the Form 5500 filed for 2007 and the Form 5500 expected to be filed for 2008:

	2008	2007
Benefits paid to participants per the financial statements	$13,182,828	$13,589,430
Add amounts allocated to withdrawing participants at end of year	50,526	—
Less amounts allocated to withdrawing participants at beginning of year	—	(4,266,182)

Benefits paid to participants per Form 5500	$13,233,354	$9,323,248

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

		Par/number			Current
Issuer	Description	of shares	Coupon	Maturity	value
BancorpSouth, Inc.*	Common stock	5,881,019			$137,380,614
Federated Capital Preservation Fund	Common/collective trust - stable value fund	3,373,987			33,739,866 **
Aberdeen Small Cap Fund A	Mutual Fund	28,473			248,853
American Funds Europacific Growth Fund R4	Mutual Fund	129,448			3,567,595
American Funds Income Fund of America R4	Mutual Fund	130,925			1,711,188
DWS Dreman Small Cap Value Fund — A	Mutual Fund	70,207			1,677,250
Eagle Mid Cap Stock Fund	Mutual Fund	376,620			6,583,317
Federated Total Return Bond Fund IS	Mutual Fund	1,226,830			12,489,127
Federated Kaufmann Fund A	Mutual Fund	73,861			265,900
Fidelity Advisor Short Fixed Income — A	Mutual Fund	89,563			778,300
Goldman Sachs Structured US Equity A	Mutual Fund	170,056			2,984,478
Mutual Global Discovery Fund A	Mutual Fund	57,172			1,274,944
Nationwide Investor Destination Moderate Conservative A	Mutual Fund	475,878			4,006,895
Oppenheimer Global Fund A	Mutual Fund	7,243			277,279
Royce Value Plus Service	Mutual Fund	264,795			2,105,118
T. Rowe Price Growth Stock Fund — Adv.	Mutual Fund	280,778			5,368,467
T. Rowe Price Retirement Income Fund	Mutual Fund	33,785			348,663
T. Rowe Price Retirement 2010 Adv.	Mutual Fund	133,477			1,490,933
T. Rowe Price Retirement 2020 Adv.	Mutual Fund	78,137			864,981
T. Rowe Price Retirement 2030 Adv.	Mutual Fund	48,931			543,137
T. Rowe Price Retirement 2040 Adv.	Mutual Fund	36,638			404,120
T. Rowe Price Retirement 2050 Adv.	Mutual Fund	6,702			41,418
Vanguard Mid Cap Index Fund Signal	Mutual Fund	35,113			593,057
Vanguard Selected Value Fund Inv	Mutual Fund	29,720			353,074

Van Kampen Growth & Income Fund A	Mutual Fund	406,442			5,743,023
					224,841,597

Participant loans*	Loans to participants	—	4.50% — 9.25%	February 6, 2009 — December 18, 2013	468,449

					$225,310,046

*	BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.

**	Valued at contract value as the underlying investments of the fund include investment contracts which are fully benefit-responsive.
See accompanying Report of Independent Registered Public Accounting Firm.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Schedule H, Line 4j — Schedule of Reportable Transactions

Year ended December 31, 2008

							Current value
					Expense		of asset on
Identity of		Purchase	Selling	Lease	incurred with	Cost of	transaction
party involved	Description of asset	price	price	rental	transaction	asset	date	Net gain
BancorpSouth, Inc.*	Common stock	$19,618,475	$—	—	—	$19,618,475	$—	$—
BancorpSouth, Inc.*	Common stock	—	34,695,908	—	—	24,330,454	34,695,908	10,365,454
Federated Capital Preservation Fund	Common/Collective Trust Fund	28,273,012	—	—	—	28,273,012	—	—

*	BancorpSouth, Inc. is a party-in-interest to the Plan.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan

July 10, 2009	By: BancorpSouth, Inc.

	By:	/s/ William L. Malone William L. Malone, First Vice President and Trust Officer

EXHIBIT INDEX
23.1      Consent of KPMG LLP, Independent Registered Public Accounting Firm